Global X Funds
605 Third Avenue, 43rd Fl
New York, NY 10158

June 8, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attention: Office of Filings, Information & Consumer Services

RE: Global X Funds (“Trust”) – Fidelity Bond – (Bond No. 24157087)
Ladies and Gentlemen:

Global X Funds (the “Trust”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Fund’s fidelity bond for the 2023-2024 year:

1.A copy of the bond coverage for the Trust (the “Bond”) (attached as Exhibit 1).
2.A copy of the Board meeting resolutions, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Trust (attached as Exhibit 2).
3.The premium for the Bond has been paid for July 2, 2023 through July 2, 2024.

No fee is required in connection with this filing. If you have any questions relating to this filing, please do not hesitate to contact me at (646) 716-3239.

Sincerely,

/s/ Susan Lively
Susan Lively

INVESTMENT COMPANY BLANKET BOND NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA DECLARATIONS Item 1. BOND NUMBER Item 2. Item 3. Item 4. No Exceptions Item 5. Item 6. Item 7.

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA RIDER No. 1

INVESTMENT COMPANY BLANKET BOND INSURING AGREEMENTS

GENERAL AGREEMENTS

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

. THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY COVERAGE TERRITORY ENDORSEMENT ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. America n Intern ational Group, Inc. All righ ts reserv ed.

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA INSURING AGREEMENT K

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA ERISA RIDER

CONDITIONS AND LIMITATIONS

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA AMENDMENT TO TERMINATION

7 7 87

7 7 87

7 7 87

7 7 87

X

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA OMNIBUS WORDING

This rider, effective at 12:01 AM 07/02/2023 forms a part of

Policy number: 24157087

Issued to: Global X ETFs

By: National Union Fire Ins of Pittsburgh

Product Name: ICBB

COMPUTER CRIME COVERAGE RIDER
(ICBB VERSION)

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1. All the terms and conditions of the Investment Company Blanket Bond, Form No. 41206 (09/84), shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2. Item 3 of the Declarations is hereby amended by adding the following under ***Optional Insuring Agreements and Coverages*** section:

	Limit of Liability	Deductible
(CC-1) Computer Systems Fraud	$2,500,000	$5,000
(CC-2) Data Processing Service Operations	$2,500,000	$5,000
(CC-3) Voice Initiated Transfer Fraud	Not Covered	Not Covered
(CC-4) Telefacsimile Transfer Fraud	$2,500,000	$5,000
(CC-5) Destruction of Data or Programs by Hacker	$2,500,000	$5,000
(CC-6) Destruction of Data or Programs by Virus	$2,500,000	$5,000
(CC-7) Voice Computer Systems Fraud	$2,500,000	$5,000

3. The Declarations page is hereby amended by adding the following after **Item 6** thereof:

Item 7.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $0.

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $5,000

140342 (3/21) Page 1 of 10

140342 (3/21) Page 2 of 10 4. The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond: COMPUTER SYSTEMS FRAUD (CC-1) Loss resulting directly from a fraudulent: (1) entry of Electronic Data or Computer Program into, or (2) change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes: (i) Property to be transferred, paid or delivered, (ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or (iii) an unauthorized account or a fictitious account to be debited or credited. In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith: (a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or (b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house. DATA PROCESSING SERVICE OPERATIONS (CC-2) Loss sustained by a Client of the Insured resulting directly from a fraudulent: (1) entry of Electronic Data or a Computer Program into, or (2) change of Electronic Data or a Computer Program within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or (3) entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes: (i) Property to be transferred, paid or delivered, (ii) an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or (iii) an unauthorized account or a fictitious account to be debited or credited,

140342 (3/21) Page 3 of 10 and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client. In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith: (a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or (b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house. In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement. VOICE INITIATED TRANSFER FRAUD (CC-3) Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from: (1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer, (2) an individual person who is a Customer of the Insured, or (3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that: (i) such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and (ii) if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure. As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism. TELEFACSIMILE TRANSFER FRAUD (CC-4) Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in

140342 (3/21) Page 4 of 10 reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction: (1) purports and reasonably appears to have originated from: (a) a Customer of the Insured, (b) another financial institution, or (c) another office of the Insured but, in fact, was not originated by the Customer or entity whose identification it bears, and (2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and (3) contains the name of a person authorized to initiate such transfer; provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure. As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism. DESTRUCTION OF DATA OR PROGRAMS BY HACKER (CC-5) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement. Special Condition: Under this Insuring Agreement, a single “Loss” shall comprise of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single “Loss.” DESTRUCTION OF DATA OR PROGRAMS BY VIRUS (CC-6) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

140342 (3/21) Page 5 of 10 Special Condition: Under this Insuring Agreement, a single “Loss” shall comprise of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single “Loss.” VOICE COMPUTER SYSTEM FRAUD (CC-7) Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by: (1) failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or (2) failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code. Special Condition: Under this Insuring Agreement, a single “Loss” consists of loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made. 5. GENERAL AGREEMENT A. ADDITIONAL OFFICES OR EMPLOYEES–CONSOLIDATION, MERGER–NOTICE is hereby deleted in its entirety and is replaced with the following: ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS A. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period. If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which: (a) has occurred or will occur in offices or premises or computer systems, or (b) has been caused or will be caused by an employee or employees of such institution, or

140342 (3/21) Page 6 of 10 (c) has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems, unless the Insured shall: (i) give the Underwriter written notice within 60 days of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and (iii) upon obtaining such consent, pay to the Underwriter an additional premium. 6. Solely for the coverage provided by this rider, in Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond, definition (b) “Property” is hereby amended to include Electronic Data and Computer Programs. 7. Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond is hereby amended by adding the following definitions to the end thereof: (i) “Account Code” means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System. (ii) “Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data. (iii) “Computer System” means: (1) computers with related peripheral components, including storage components wherever located; (2) systems and applications software; (3) terminal devices; and (4) related communication networks, including the internet by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved. (iv) “Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media. (iv)“Funds” means Money on deposit in an account. (v) “Restoration Costs” means reasonable and necessary costs or expenses incurred by the Insured with the Insurer’s prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is

140342 (3/21) Page 7 of 10 determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer’s prior written consent, to reach such determination. Notwithstanding the foregoing, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover: (1) any costs related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or (2) any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs. (vi) “System Administration” means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor. (vii) “System Maintenance” means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof. (viii) “System Password” means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities. (ix) “Telefacsimile Device” means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper. (x) “Tested” means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business. (xi) “Uncertificated Security” means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is: (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer; (2) of a type commonly dealt in securities, exchanges or markets; and (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

140342 (3/21) Page 8 of 10 (xii) “Voice Computer System” means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network. 8. Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following exclusions to the end thereof: THIS BOND DOES NOT COVER: (i) any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability; (ii) loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.); (iii) loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements; (iv) loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements; (v) loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement; (vi) loss resulting directly or indirectly from theft of confidential information; (vii) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract; (viii) the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements; (ix) loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement; (x) loss resulting directly or indirectly from: (1) written instructions or advices, or (2) telegraphic or cable instructions or advices;

140342 (3/21) Page 9 of 10 unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements; (xi) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal; (xii) loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements; (xiii) loss resulting directly or indirectly from: (a) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or (b) failure or breakdown of electronic data processing media; or (c) error or omission in programming or processing; (xiv) loss as a result of a threat to Computer System operations; (xv) loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System; (xvi) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism. (xvii) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason; (xviii) loss of potential income, including but not limited to interest and dividends; (xix) loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy; (xx) any fees, costs and expenses incurred by the Insured; (xxi) indirect or consequential loss of any nature; (xxii) loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

140342 (3/21) Page 10 of 10 (xxiii) loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection; (xxiv) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; (xxv) loss as a result of a threat: (1) to do bodily harm to any person; (2) to do damage to the premises or property of the Insured; or (3) to Computer Systems operations. 9. Solely for the coverage provided by this rider, Section 4. LOSS – NOTICE - PROOF – LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following to the end thereof: It is further understood and agreed that: (i) Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required; and (ii) Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. © American International Group, Inc. All rights reserved. _______________________________ AUTHORIZED REPRESENTATIVE

This rider, effective at 12:01 AM 07/02/2023 forms a part of Policy number: 24157087 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB 132765 (5/19) Page 1 of 1 AMENDED INSURING AGREEMENT (A) FIDELITY In consideration of the premium charged, it is hereby understood and agreed that: 1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following: (A) FIDELITY Loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent: (a) to cause the Insured to sustain such loss; or (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive suchbenefit. Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee. The term “Loans” as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship. The term “Trading” as used in this Insuring Agreement shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like. As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated. © American International Group, Inc. All rights reserved. _______________________________ AUTHORIZED REPRESENTATIVE

This rider, effective at 12:01 AM 07/02/2023 forms a part of Policy number:24157087 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB 127417 (11/17) Page 1 of 2 FRAUDULENT TRANSFER INSTRUCTIONS COVERAGE In consideration of the premium charged, it is agreed that: 1. The following Insuring Agreement is added to this bond: (FTI) FRAUDULENT TRANSFER INSTRUCTIONS Loss resulting directly from the Insured having, in good faith, transferred money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that (1) The fraudulent instruction purports, and reasonably appears, to have originated from: (a) such Customer, (b) an Employee acting on instructions of such Customer; or (c) another financial institution acting on behalf of such Customer with authority to make such instructions; and (2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and (3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and (4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and (5) For any transfer exceeding the Verification Threshold Amount set forth below, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and (6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer. The Verification Threshold Amount applicable to this FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement is: $5,000 2. Solely with respect to the FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement, the following definitions shall apply:

127417 (11/17) Page 2 of 2 (FTI-1) “Certificated Security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is: (i) represented by a written instrument issued in bearer or registered form; (ii) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and (iii) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations. (FTI-2) “Customer” means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction. 3. It shall be a condition precedent to coverage under the FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction. 4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement: (FTI-1) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and (FTI-2) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless: (i) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or (ii) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured. 5. The “Optional Insuring Agreements and Coverages” section of Item 3 of the Declarations of this bond is amended by adding the following at the end thereof: Limit of Liability Deductible Insuring Agreement (FTI)- FRAUDULENT TRANSFER INSTRUCTIONS $2,5000,000 $5,000 6. Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. © American International Group, Inc. All rights reserved. _______________________________ AUTHORIZED REPRESENTATIVE

This rider, effective at 12:01 AM 07/02/2023 forms a part of Policy number: 24157087 Issued to: Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB 131534 (1/19) Page 1 of 1 NOTICE OF CANCELLATION TO SEC It is agreed that: 1. The Underwriter will mark its records to indicate that the Securities and Exchange Commission is to be notified thirty (30) days prior to cancellation, termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify Securities and Exchange Commission but failure to so notify Securities and Exchange Commission shall not impair or delay the effectiveness of any such cancellation, termination or modification. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions or limitations of the attached policy except as above stated. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. © American International Group, Inc. All rights reserved. _______________________________ AUTHORIZED REPRESENTATIVE

This rider, effective at 12:01 AM 07/02/2023 forms a part of Policy number: 24157087 Issued to:Global X ETFs By: National Union Fire Ins of Pittsburgh Product Name: ICBB 131533 (1/19) Page 1 of 1 UNCERTIFICATED SECURITIES RIDER It is agreed that: 1. The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof: STATEMENT OF UNCERTIFICATED SECURITY IN ANY BOOK ENTRY FORM Loss resulting directly from the Insured having, in good faith, for its own account, or for the account of others, acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any original statement of uncertificated security in any book entry form. 2. Solely for the purpose of the coverage afforded by this rider, paragraph (b) of Section DEFINITIONS of the CONDITIONS AND LIMITATIONS Clause is amended to include the following at the end thereof: "Property" includes uncertificated securities of any issuer. 3. The applicable Limit of Liability for the coverage provided by the STATEMENT OF UNCERTIFICATED SECURITY IN ANY BOOK ENTRY FORM Insuring Agreement shall be Two Million Five Hundred Thousand Dollars($2,500,000) and the applicable Deductible Amount shall be Five Thousand Dollars ($5,000). 4. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. © American International Group, Inc. All rights reserved. _______________________________ AUTHORIZED REPRESENTATIVE

GLOBAL X FUNDS

Approval of Fidelity Bond

RESOLVED, that the Trustees and the Independent Trustees separately, having given due consideration to the value of the aggregate assets of all Funds of the Trust to which the officers and employees of the Trust have access, the types and terms of the arrangements made and to be made for the custody and safekeeping of their respective assets, the nature of the securities in the portfolios of the Funds and other relevant factors hereby determine that:

1.the form of fidelity bond issued by National Union Fire Insurance Company of Pittsburgh, PA (“Fidelity Bond”) covering the Trust will provide reasonable coverage for the Funds;

2.coverage in an amount of $2.5 million as discussed in the memorandum under such Fidelity Bond will provide reasonable coverage for the Funds;

3.payment by each of the Funds of their allocable share of the premium of $12,313 of said Bond, in proportion to their respective total assets, is fair and reasonable;

4.the approval of the joint coverage reflected in the foregoing is conditioned upon the agreement by and among the Funds to share in the proceeds of any payment required under said Fidelity Bond in the event that a Fund incurs a loss arising out of the same event, on the following basis: first, up to the minimum coverage required for that Fund, under Rule 17g-1 and, thereafter, in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Fund incurring a loss; and it is

FURTHER RESOLVED, that the Secretary or the Treasurer of the Trust is hereby designated as the officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1, which filing shall be effected as soon as practicable after receipt of an executed fidelity bond; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval.